UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. 2)

1.	Name of the Registrant:

Texas Pacific Land Corporation

2.	Name of Person Relying on Exemption:

Lion Long Term Partners LP

Stephen N. Walker

3.	Address of Person Relying on the Exemption:

Ugland House

South Church Street, KY1 1104

Grand Cayman

Cayman Islands

4.	Written Material. The following written material is attached hereto as Exhibits 99.1 and 99.2:

Updated Letter to Board of Directors & Stockholders of Texas Pacific Land Corporation, dated November 7, 2022.

Press Release Announcing Updated Letter to Board of Directors and Stockholders, issued November 8, 2022.

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Lion Long Term Partners LP (together with its affiliates, “Lion Long Term Partners”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Lion Long Term Partners.

PLEASE NOTE: Lion Long Term Partners is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next pages)

Exhibit 99.1

Stephen N. Walker
Lion Long Term Partners LP

Board of Directors & Stockholders

Texas Pacific Land Corporation

November 7, 2022

Dear Board Members & Stockholders of TPL:

Re: Texas Pacific Land Corporation (“TPL”) Annual Meeting of Stockholders November 16, 2022

On October 17, 2022 I wrote a letter to stockholders of TPL and to Fund Managers and Institutional Proxy Advisors urging them to vote Against Proposal 4:

“To approve an amendment to the Company’s Certificate of Incorporation increasing the authorized shares of common stock from 7,756,156 shares to 46,536,936 shares.”

On Friday November 4th, 2022 TPL investor relations officer Shawn Amini very kindly arranged for me to speak with CEO Tyler Glover and CFO Chris Steddum. We engaged in a frank discussion in which I explained the reasons for my recommending TPL stockholders to vote Against Proposal 4.

In response Mr. Glover stated that:

-The majority of S&P400 companies have excess authorized shares (in their “toolbox”) available to be used for potential acquisitions.

-Adding this tool to the TPL management’s toolbox does not represent a change in strategy.

-He has repeatedly referenced in earnings calls with stockholders a desire to make acquisitions, and that this should therefore not be a surprise to stockholders.

-There are assets for sale where sellers often require payment at least partly in stock.

-He considers that management and the Board of TPL are responsible stewards of TPL stockholders’ capital and that the Board would fulfill their fiduciary duties to stockholders in making any acquisition decision.

I elaborated on the concerns that continue to persuade me that TPL’s stockholders should vote Against Proposal 4:

-My experience as a board member of a NASDAQ listed company taught me that Board and Management should focus first and foremost on building a relationship of trust with stockholders. In my opinion a great deal of work needs to be done to improve the TPL Board/Management relations with Stockholders.

-TPL has for 125 years followed a simple business model, namely, collect royalties, sell surface land and use the proceeds to buy back stock. This has been a tremendously successful strategy. The total return, dividends reinvested, from 12/31/1992 to 12/31/2017 of TPL was 16,458% compared with the total return, dividends reinvested, of the S&P400 of 1,591% over the same 25 year period. TPL is not just another typical S&P400 company.

-TPL is a unique case. I persist in my view that the request of authorization for a doubling of authorized shares to be used as a currency in buying assets certainly does represent a 180 degree change in strategy by TPL.

-At a very minimum Proposal 4 should have been separated into two distinct questions, namely (1) Do you want a stock split? and (2) Do you want to change the TPL business model?

Why is the use of stock as a currency in acquiring assets such a hot button topic?

Because it goes to the very heart of the issue of the alignment of interest between stockholders and a company’s management and board of directors. In many Berkshire Hathaway annual letters investment legend Warren Buffett has addressed this topic. Having stock to issue is not simply “just another tool in the toolbox”. Here is an extract from Mr. Buffett’s 1994 Berkshire letter to stockholders:

“The sad fact is that most major acquisitions display an egregious imbalance: They are a bonanza for the shareholders of the acquiree; they increase the income and status of the acquirer’s management; and they are a honey pot for the investment bankers and other professionals on both sides. But, alas, they usually reduce the wealth of the acquirer’s shareholders, often to a substantial extent. That happens because the acquirer typically gives up more intrinsic value than it receives. Do that enough, says John Medlin, the retired head of Wachovia Corp., and “you are running a chain letter in reverse.”

Over time, the skill with which a company’s managers allocate capital has an enormous impact on the enterprise’s value. Almost by definition, a really good business generates far more money (at least after its early years) than it can use internally. The company could, of course, distribute the money to shareholders by way of dividends or share repurchases. But often the CEO asks a strategic planning staff, consultants or investment bankers whether an acquisition or two might make sense. That’s like asking your interior decorator whether you need a $50,000 rug.”

Conclusion

The Board of Directors of TPL has a fiduciary responsibility to stockholders to safe-guard a truly unique asset. For over 125 years TPL has single-mindedly followed a simple business model that has created tremendous, index-beating returns for its owners. Now just 23 months after converting to a Delaware C corp the Board and management would have TPL’s stockholders indirectly agree to a dramatic change in TPL’s business plan, without informed stockholder input, claiming it to be a “routine” decision. It is not.

For these reasons, I shall continue to urge the Stockholders of TPL to vote Against Proposal 4.

Sincerely

/s/ Stephen N. Walker

Stephen N. Walker

General Partner

Lion Long Term Partners LP

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. LION LONG TERM PARTNERS LP IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT. WE URGE TPL’S STOCKHOLDERS TO VOTE AGAINST PROPOSAL 4 BY FOLLOWING THE INSTRUCTIONS PROVIDED BY MANAGEMENT IN ITS PROXY MAILING.

THE VIEWS EXPRESSED ABOVE ARE THOSE OF LION LONG TERM PARTNERS LP and Mr. Walker. THE INFORMATION PROVIDED IN THIS COMMUNICATION MAY NOT BE RELIED UPON AS INVESTMENT ADVICE, NOR BE CONSIDERED AS A RECOMMENDATION TO BUY OR SELL SHARES OF TPL. THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

Contact:

John Glenn Grau

InvestorCom LLC

(203) 295-7841

Exhibit 99.2

Lion Long Term Partners LP, a significant shareholder of Texas Pacific Land Corporation Issues Statement In Response to Texas Pacific Land Corporation Board Comments

Urges Stockholders to Vote Against Proposal 4

Grand Cayman, Cayman Islands, October 25, 2022 - Lion Long Term Partners LP, a significant shareholder of 50,600 shares of Texas Pacific Land Corporation (NYSE: TPL) Issues Statement In Response to Texas Pacific Land Corporation Board Comments

Stephen N. Walker
Lion Long Term Partners LP

Board of Directors & Stockholders

Texas Pacific Land Corporation

November 7, 2022

Dear Board Members & Stockholders of TPL:

Re: Texas Pacific Land Corporation (“TPL”) Annual Meeting of Stockholders November 16, 2022

On October 17, 2022 I wrote a letter to stockholders of TPL and to Fund Managers and Institutional Proxy Advisors urging them to vote Against Proposal 4:

“To approve an amendment to the Company’s Certificate of Incorporation increasing the authorized shares of common stock from 7,756,156 shares to 46,536,936 shares.”

On Friday November 4th, 2022 TPL investor relations officer Shawn Amini very kindly arranged for me to speak with CEO Tyler Glover and CFO Chris Steddum. We engaged in a frank discussion in which I explained the reasons for my recommending TPL stockholders to vote Against Proposal 4.

In response Mr. Glover stated that:

-The majority of S&P400 companies have excess authorized shares (in their “toolbox”) available to be used for potential acquisitions.

-Adding this tool to the TPL management’s toolbox does not represent a change in strategy.

-He has repeatedly referenced in earnings calls with stockholders a desire to make acquisitions, and that this should therefore not be a surprise to stockholders.

-There are assets for sale where sellers often require payment at least partly in stock.

-He considers that management and the Board of TPL are responsible stewards of TPL stockholders’ capital and that the Board would fulfill their fiduciary duties to stockholders in making any acquisition decision.

1

I elaborated on the concerns that continue to persuade me that TPL’s stockholders should vote Against Proposal 4:

-My experience as a board member of a NASDAQ listed company taught me that Board and Management should focus first and foremost on building a relationship of trust with stockholders. In my opinion a great deal of work needs to be done to improve the TPL Board/Management relations with Stockholders.

-TPL has for 125 years followed a simple business model, namely, collect royalties, sell surface land and use the proceeds to buy back stock. This has been a tremendously successful strategy. The total return, dividends reinvested, from 12/31/1992 to 12/31/2017 of TPL was 16,458% compared with the total return, dividends reinvested, of the S&P400 of 1,591% over the same 25 year period. TPL is not just another typical S&P400 company.

-TPL is a unique case. I persist in my view that the request of authorization for a doubling of authorized shares to be used as a currency in buying assets certainly does represent a 180 degree change in strategy by TPL.

-At a very minimum Proposal 4 should have been separated into two distinct questions, namely (1) Do you want a stock split? and (2) Do you want to change the TPL business model?

Why is the use of stock as a currency in acquiring assets such a hot button topic?

Because it goes to the very heart of the issue of the alignment of interest between stockholders and a company’s management and board of directors. In many Berkshire Hathaway annual letters investment legend Warren Buffett has addressed this topic. Having stock to issue is not simply “just another tool in the toolbox”. Here is an extract from Mr. Buffett’s 1994 Berkshire letter to stockholders:

“The sad fact is that most major acquisitions display an egregious imbalance: They are a bonanza for the shareholders of the acquiree; they increase the income and status of the acquirer’s management; and they are a honey pot for the investment bankers and other professionals on both sides. But, alas, they usually reduce the wealth of the acquirer’s shareholders, often to a substantial extent. That happens because the acquirer typically gives up more intrinsic value than it receives. Do that enough, says John Medlin, the retired head of Wachovia Corp., and “you are running a chain letter in reverse.”

Over time, the skill with which a company’s managers allocate capital has an enormous impact on the enterprise’s value. Almost by definition, a really good business generates far more money (at least after its early years) than it can use internally. The company could, of course, distribute the money to shareholders by way of dividends or share repurchases. But often the CEO asks a strategic planning staff, consultants or investment bankers whether an acquisition or two might make sense. That’s like asking your interior decorator whether you need a $50,000 rug.”

2

Conclusion

The Board of Directors of TPL has a fiduciary responsibility to stockholders to safe-guard a truly unique asset. For over 125 years TPL has single-mindedly followed a simple business model that has created tremendous, index-beating returns for its owners. Now just 23 months after converting to a Delaware C corp. the Board and management would have TPL’s stockholders indirectly agree to a dramatic change in TPL’s business plan, without informed stockholder input, claiming it to be a “routine” decision. It is not.

For these reasons, I shall continue to urge the Stockholders of TPL to vote Against Proposal 4.

Sincerely

/s/ Stephen N. Walker

Stephen N. Walker

General Partner

Lion Long Term Partners LP

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. LION LONG TERM PARTNERS LP IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT. WE URGE TPL’S STOCKHOLDERS TO VOTE AGAINST PROPOSAL 4 BY FOLLOWING THE INSTRUCTIONS PROVIDED BY MANAGEMENT IN ITS PROXY MAILING.

THE VIEWS EXPRESSED ABOVE ARE THOSE OF LION LONG TERM PARTNERS LP and Mr. Walker. THE INFORMATION PROVIDED IN THIS COMMUNICATION MAY NOT BE RELIED UPON AS INVESTMENT ADVICE, NOR BE CONSIDERED AS A RECOMMENDATION TO BUY OR SELL SHARES OF TPL. THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

Contact:

John Glenn Grau

InvestorCom LLC

(203) 295-7841

3